May 12, 2005

Via Fax (202) 942-9531, U.S. Mail and EDGAR
Ms. Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Re:        Ethan Allen Interiors Inc. File
              Number 1-11692
              Item 4.02 Form 8-K (filed April 20, 2005)

Dear Ms. Shah:

        In the attached responses to your letter dated April 22, 2005, we have noted your original comments in italics to facilitate the review process. We believe that our responses to your comments adequately address each matter identified. Further, in providing the attached responses, we hereby acknowledge the following:

>>	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
>>	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
>>	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should you have any additional questions or require further information please contact me directly at (203) 743-8305.

Sincerely,

Jeffrey Hoyt
Vice President, Finance

Item 4.02 Form 8-K:

1.	Comment: We remind you that when you file your restated Form 10-K and Forms 10-Q, you should appropriately address the following:

>>	an explanatory paragraph in the reissued audit opinion,
>>	full compliance with APB 20, paragraphs 36 and 37
>>	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
>>	updated Item 9A. disclosures should include the following:
i.	a discussion of the restatement and the facts and circumstances surrounding it,
ii.	how the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,
iii.	changes to internal controls over financial reporting, and
iv.	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308 (c) of Regulation S-K.
>>	include all updated certifications.

Response: On May 10, 2005, the Company filed restated financial statements on Form 10-K/A for the year ended June 30, 2004 and Forms 10-Q/A for the quarterly periods ended September 30, 2004 and December 31, 2004. In preparing these filings for submission to the Commission, each of the items in the preceding comment were appropriately considered and addressed as follows:

>>	The reissued audit opinion for the year ended June 30, 2004, which has been prepared by KPMG LLP and included in the Form 10-K/A, contains an explanatory paragraph stating the following:

“As discussed in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements for each of the years in the three-year period ended June 30, 2004.”

>>	In preparing the Form 10-K/A and Forms 10-Q/A, we considered the provisions of paragraphs 36 and 37 of APB 20. In order to fully comply with these requirements and highlight the effects of the restatement, we have clearly labeled all restated amounts within each document and provided (within Note 2 to the Form 10-K/A and Note 3 to the Forms 10-Q/A) a reconciliation of each affected financial statement line item from the amount “as previously reported” to the corresponding amount “as restated”.

>>	All affected portions within each amended filing have been fully updated to reflect the effects of adjustments arising in connection with the financial statement restatement. Specifically, each document has been amended within the following areas:

Form 10-K/A
>>	Explanatory Note
>>	Item 6. Selected Financial Data
>>	Item 7. MD&A
>>	Item 8. Financial Statements (and footnotes, including Note 18, Selected Quarterly Financial Data (Unaudited))
>>	Item 9A. Controls and Procedures

Forms 10-Q/A
>>	Explanatory Note
>>	Item 1. Financial Statements (and footnotes)
>>	Item 2. MD&A
>>	Item 4. Controls and Procedures

>>	The Company’s disclosure with respect to its assessment of the effectiveness of disclosure controls and procedures, found within Item 9A. of the Form 10-K/A, has been updated as follows:

“The following has been amended to reflect the restatement of the Company’s financial statements as discussed in (i) the Explanatory Note to this Annual Report on Form 10-K/A, and (ii) Note 2 to the Company’s Consolidated Financial Statements for the fiscal year ended June 30, 2004, which appear under Item 8.

In connection with the preparation of the previously filed Annual Report on Form 10-K for the fiscal year ended June 30, 2004, Ethan Allen’s management, including the Chairman of the Board and Chief Executive Officer (“CEO”) and the Vice President-Finance (“VPF”), conducted an evaluation of the effectiveness of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and VPF concluded that, as of June 30, 2004, the Company’s disclosure controls and procedures were effective in ensuring that material information relating to the Company (including its consolidated subsidiaries), which is required to be included in the Company’s periodic filings under the Exchange Act, had been made known to them in a timely manner.

However, as was disclosed in the Company’s Current Report on Form 8-K dated April 20, 2005, management, in consultation with the Audit Committee of the Company’s Board of Directors, concluded that it was necessary to restate certain previously issued financial statements. This conclusion was reached in light of the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission in their letter to the American Institute of Certified Public Accountants, dated February 7, 2005, with respect to certain operating lease accounting issues and their application under accounting principles generally accepted in the United States of America. As a result of the need to restate previously issued financial statements, management, including the CEO and VPF, now believes that the Company’s disclosure controls and procedures were not effective as of June 30, 2004.

There have been no changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended June 30, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. However, prior to the filing of this report, management has implemented necessary changes to the Company’s internal controls in order to address the lease accounting matters referred to above.”

Similar disclosure has been provided within Item 4 of the Forms 10-Q/A for the respective periods to which they relate.

>>	In connection with the Company’s filing of its Form 10-K/A and Forms 10-Q/A, all required certifications have been updated. These certifications have been filed as exhibits to each of the documents as follows:

o	Ex. 31.1 Rule 13a-14(a) Certification of Principal Executive Officer
o	Ex. 31.2 Rule 13a-14(a) Certification of Principal Financial Officer
o	Ex. 32.1 Section 1350 Certification of Principal Executive Officer
o	Ex. 32.2 Section 1350 Certification of Principal Financial Officer